Exhibit 99.1

News release

Biofrontera reports results for the 2020 financial year

Leverkusen, Germany, April 12, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its consolidated results for the fiscal year ended December 31, 2020. At the same time, the Company provided an overview of current operational and clinical developments.

Key financial figures FY2020

●	Revenue decreased by 3% to EUR 30.3 million compared to EUR 31.3 million in 2019;
●	Loss from operations amounted to EUR 7.6 million compared to a loss of EUR 23.4 million in 2019;
●	Net loss before tax was EUR 12.7 million compared to a loss of EUR 4.8 million in 2019;
●	Cash and cash equivalents amounted to EUR 16.5 million as of December 31, 2020, compared to EUR 11.1 million as of December 31, 2019.

Operational and clinical developments in 2020 and year-to-date

●	Reorganization of the US business and restructuring of Biofrontera’s global sales organization;
●	Exclusive license and supply agreement with Maruho Co., Ltd. for the development and commercialization of Ameluz® for all indications in East Asia and Oceania incl. an immediate one-time payment of EUR 6 million;
●	Approval from the European Commission for the label extension of Ameluz® for the treatment of actinic keratosis (AK) on the entire body;
●	Completion of the pharmacokinetics study and submission of the application for amendment of the product information to the U.S. Food and Drug Administration (FDA) to allow the simultaneous use of three tubes of Ameluz® per treatment
●	Submission of the approval application to the FDA for a larger red-light source, the BF-RhodoLED® XL, for photodynamic therapy (PDT) in combination with Ameluz®.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) I Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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News release

“Overall, we managed to steer Biofrontera well through a very challenging year - despite the decline in sales in our largest sales market, the USA. Early implemented cost-saving measures as well as cash inflows from the down payment received for the license agreement with Maruho Co., Ltd. and from the fully placed convertible bond in August successfully offset the negative impact caused by the decline in product sales. In this context, the strong fourth quarter also saw us reach operational breakeven at Group level for the first time,” explained Prof. Dr. Lübbert, CEO of Biofrontera. “Encouragingly, sales in Germany continued to grow even in the pandemic year, driven by the EU approval extension for daylight PDT granted in 2018. We also recorded future-oriented strategic successes on the regulatory and clinical side. The EU approval extension for Ameluz® received in March, which now allows PDT treatment of mild and moderate actinic keratoses not only on the head but also on the entire body on label provided a further unique selling point for Ameluz®. The completion of the pharmacokinetics study, which tested the safety of PDT with the simultaneous application of up to three tubes of Ameluz®. represented another major milestone for us. The study report was submitted to the FDA in February 2021 with the aim of removing a restriction in the product information on the use of only one tube per treatment. This is a prerequisite for the treatment of larger body areas with several tubes of Ameluz® as well as for the alignment of reimbursement modalities compared to the competitor product in the USA and thus an increase in the competitiveness of Ameluz® in this important market. Furthermore, to complement this progress with an optimized light source, Biofrontera has developed a new lamp model, the BF-RhodoLED® XL, which can be used to illuminate larger skin areas.”

in EUR thousands	2020	2019	Q4 2020	Q4 2019
Total revenue	30,346	31,265	9,516	12,206
Research and development costs	(4,789)	(4,636)	(1,386)	(1,421)
General and administrative costs	(9,150)	(16,275)	(2,268)	(4,167)
Sales costs	(20,482)	(28,856)	(4,142)	(8,221)
Profit (loss) from operations	(7,611)	(23,377)	753	(2,284)
Other (expenses) and income	(2,418)	21,184	(788)	356
Net loss before tax	(12,697)	(4,777)	(1,062)	(2,253)

Outlook and guidance 2021

The Biofrontera Group provides the following guidance for the full year 2021, which reflects the Group’s assessment regarding the timing and speed of recovery from the pandemic. We expect that due to the vaccination programs, the pandemic will slowly subside in our key sales markets, resulting in a growth momentum in the second half of 2021. However, our sales and thus business activities largely depend on the further infection trend and the associated easing of containment measures.

Respecting these circumstances, the Group expects revenue from product sales of EUR 25 to 32 million in fiscal year 2021.

EBITDA and EBIT will be introduced as key performance indicators in our reporting starting in 2021. Both have become established internationally as target metrics and will replace the previously reported key performance indicator result from operating activities.

Based on the above assumptions, the Biofrontera Group expects EBITDA (loss) to be between EUR (11) million and EUR (14) million and EBIT (loss) between EUR (13) million and EUR (16) million in 2021.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) I Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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News release

From today’s perspective, the Biofrontera Group has sufficient liquidity available for the coming 12 months, taking into account the earnings expectations for 2021, cash on hand in the amount of EUR 16.5 million as of December 31, 2020 as well as the capital increase carried out in February 2021.

Commercialization of Ameluz® in the USA

Revenues generated from sales in the U.S.A. were EUR 16.6 million, compared to EUR 23.3 million in 2019, representing a decrease of 29% year-on-year. Revenues include EUR 0.3 million from product sales of Xepi® (previous year: EUR 0.6 million).

As reported above, Biofrontera was directly affected by the global coronavirus crisis from mid-March 2020. From that point on, rising infection rates and the official recommendation of the American Academy of Dermatology to provide patients with remote diagnosis and treatment whenever possible led to significantly declining patient numbers and extensive, albeit temporary, practice closures. In the wake of this, our U.S. sales in particular declined sharply. As a result, the wholly owned US-subsidiary Biofrontera Inc. initiated extensive cost-saving measures, including headcount reductions. After sales of our products initially fell to almost zero in April 2020, we observed a slow recovery of our U.S. business again in the summer and later the first signs of stabilization in line with the usual seasonality. In many parts of the U.S., doctors’ offices reopened during the second half of the year, at least in part, and patients showed increasing willingness to undergo treatment for actinic keratosis. The fourth quarter of 2020 again experienced a seasonally strong increase in sales, but overall sales in this quarter also remained below the level of the previous year, in part due to the so-called second wave of coronavirus infections.

Commercialization of Ameluz® in Europe

Revenue from product sales in Germany increased by approximately 11% to EUR 5.1 million in fiscal 2020 compared to EUR 4.6 million in 2019, despite Corona-related restrictions. In the rest of Europe, the pandemic led to a decline in sales, with product sales of EUR 2.1 million compared to EUR 2.6 million in the prior-year period.

In Germany our sales team successfully leveraged an approval extension granted in March 2020 to include the treatment of actinic keratoses on the body and extremities, as well as recent study results, to promote the benefits of Ameluz® to dermatologists even during the crisis. The advantages of daylight-PDT, which could be performed in good weather without immediate contact with doctors, became particularly evident during the summer months. Spain experienced a very positive sales development at the beginning of the year prior to the outbreak of the pandemic, after which business declined sharply due to the strict lockdown regulations there. In the United Kingdom, sales remained at a low level for almost the entire year due to the pandemic.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) I Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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News release

Regional expansion of the commercialization of Ameluz®

On March 13, 2020, the Company announced that it had signed a non-binding term sheet for an exclusive license and supply agreement with medac GmbH Sp. z o.o., Warsaw, the Polish subsidiary of medac Gesellschaft für klinische Spezialpräparate mbH, for the commercialization of Ameluz® and BF-RhodoLED® in Poland. A final agreement is expected to be signed in 2021.

On April 20, 2020, Biofrontera concluded an exclusive license and supply agreement with Maruho Co., Ltd. (Maruho) for the development and commercialization of Ameluz® for all indications in East Asia and Oceania. As part of the licensing agreement, Biofrontera received a one-time payment of EUR 6.0 million from Maruho. In addition, Biofrontera will receive future payments pending on the achievement of certain regulatory and sales milestones as well as royalties on sales.

On December 7, 2020, the Company announced that its wholly owned subsidiary Biofrontera Pharma GmbH and Galenica AB, Malmö, Sweden (Galenica AB), signed an exclusive license and supply agreement for the commercialization of both Ameluz® and BF-RhodoLED® in in Schweden, Norwegen, Dänemark, Finnland und Island. According to the agreement, Galenica AB receives exclusive distribution rights for these regions and a right of first refusal for commercialization in the Baltic States. After the amicable termination of the agreement between Biofrontera and the former distribution partner for these regions, Galenica AB is now working towards the reintroduction of the products in Scandinavia by mid-2021.

Regulatory and clinical progress

Based on a positive assessment by the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) on February 3, 2020, the European Commission granted the formal label extension for Ameluz® on March 10, 2020, which now also covers the treatment of mild and moderate actinic keratoses (AK) on the extremities and trunk/neck with photodynamic therapy (PDT).

In addition, the results of the follow-up phase of the clinical comparative study on daylight PDT with Ameluz® and Metvix® were included in the product information (SmPC). Ameluz® showed significantly lower recurrence rates after 12 months at 19.5% compared to competitor Metvix® at 31.2%.

In October 2020, the clinical phase of the pharmacokinetics study (PK study) in the USA was concluded. The PK study tested the safety of PDT for the treatment of actinic keratoses on larger or multiple areas with the simultaneous use of up to three tubes of Ameluz®. The study report was submitted to the FDA in February 2021 with the objective of removing a restriction in the prescribing information for the use of only one tube per treatment.

In addition, the development of the new BF-RhodoLED® XL lamp, which enables the use of Ameluz® across larger skin areas, was completed. The application for approval was submitted to the FDA in March 2021.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) I Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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News release

Patient recruitment for the Phase III trial for the treatment of basal cell carcinoma (BCC) with Ameluz® in the USA continued in 2020 despite the pandemic.

Conference call

Conference calls for shareholders and interested investors will be held on Tuesday, April 13, 2021, at the following times:

In German, April 13, 2021, 10:00 am CEST (4:00 am EST)

Dial-in number: +49 69201744220

Conference code: 35968911#

In English, April 13, 2021, 2:00 pm CEST (8:00 am EST)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 21491700#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

-End-

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ. www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO) I Ludwig Lutter (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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